UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(Rule 13e-4)

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Cambium Learning Group, Inc.

(Name of Subject Company (Issuer) and Filing Persons (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

13201A107

(CUSIP Number of Class of Securities (Underlying Common Stock))

John Campbell

Chief Executive Officer

Cambium Learning Group, Inc.

17855 North Dallas Parkway, Suite 400

Dallas, Texas 75287

(214) 932-9500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Steven E. Siesser, Esq.

Peter H. Ehrenberg, Esq.

Lowenstein Sandler LLP

1251 Avenue of the Americas

New York, NY 10020

(212) 272-6700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,090,501	$148.75
*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that all options to purchase the Issuer’s common stock that are eligible for exchange will be exchanged for new options and cancelled pursuant to this offer. The new options have an estimated value of $1,090,501 calculated using the Black-Scholes method based on a price per share of common stock of $1.34, the average of the high and low prices of the Issuer’s common stock as reported on The NASDAQ Capital Market on June 21, 2013.

**	The Amount of Filing Fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2013, equals $136.40 per $1,000,000 of the aggregate amount of the transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the Amount of Filing Fee and should not be used for any other purpose.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $148.75	Filing Party: Cambium Learning Group, Inc.
Form or Registration No.: 005-85132	Date Filed: June 24, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

(AMENDMENT NO. 1)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 24, 2013 by Cambium Learning Group, Inc., a Delaware corporation (the “Company”), in connection with the offer by the Company to eligible optionholders to exchange certain outstanding options to purchase shares of the Company’s common stock previously granted under the Cambium Learning Group, Inc. 2009 Equity Incentive Plan (the “Plan”) for the grant under the Plan of new stock options with expected lower exercise prices (the “Exchange Offer”). The Company is making the Exchange Offer upon the terms and conditions set forth in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options, as amended July 8, 2013 (the “Offering Memorandum”) and in the related accompanying documents, including the Election Form and Withdrawal Form. The Offering Memorandum and Election Form are attached hereto as Exhibits (a)(1)(A) and (a)(1)(D), respectively.

This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended. Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein. This Amendment speaks only as of the original filing date, and this filing has not been updated to reflect any events occurring after the original filing date or to modify or update disclosures affected by other subsequent events. In particular, forward-looking statements included in this Amendment represent management’s views as of the original filing date. Such forward-looking statements should not be assumed to be accurate as of any future date. This Amendment should be read in conjunction with the Company’s other filings made with the SEC subsequent to the original filing date, together with any amendments to those filings.

The information set forth in the Schedule TO, including all other appendices, schedules, exhibits and annexes hereto and thereto, is hereby expressly incorporated by reference herein in response all of the items of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. You should read this Amendment together with the Schedule TO.

Item 1.	Summary Term Sheet

The information set forth under “Summary Term Sheet–Questions and Answers” in the Offering Memorandum, attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 12.	Exhibits

Exhibit No.	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Options for New Stock Options, as amended July 8, 2013.

(a)(1)(B)*	Form of E-mail Communication to Eligible Optionholders of Cambium Learning Group, Inc.

(a)(1)(C)*	Form of Communication to Eligible Optionholders of Cambium Learning Group, Inc.

(a)(1)(D)	Form of Election Form, as amended July 8, 2013.

(a)(1)(E)*	Form of Notice of Withdrawal.

(a)(1)(F)*	Form of Communication to Eligible Optionholders Participating in the Exchange Offer Confirming Receipt of Election Form.

(a)(1)(G)*	Form of Communication to Eligible Optionholders Confirming Receipt of Notice of Withdrawal.

(a)(1)(H)*	Form of Confirmation Letter to Eligible Optionholders Participating in the Exchange Offer.

(a)(1)(I)*	Form of Communication to Eligible Optionholders Rejecting the Election Form under the Exchange Offer.

(a)(1)(J)*	Form of Communication to Eligible Optionholders Rejecting the Notice of Withdrawal under the Exchange Offer.

(a)(1)(K)*	Form of Reminder Communication to Eligible Optionholders about the Exchange Offer.

(a)(1)(L)	Form of E-mail Communication to Employees Eligible to Participate In Exchange Offer

(d)(1)**	Cambium Learning Group, Inc. 2009 Equity Incentive Plan.

(d)(2)*	Form of Stock Option Agreement for the Cambium Learning Group, Inc. 2009 Equity Incentive Plan.

*	Previously filed with the Schedule TO filed with the SEC on June 24, 2013, and incorporated herein by reference.
**	Incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form S-4, filed with the Securities and Exchange Commission on August 8, 2009, File Number 333-161075.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

CAMBIUM LEARNING GROUP, INC.

By:	/s/ JOHN CAMPBELL
Name:	John Campbell
Title:	Chief Executive Officer

Date: July 8, 2013